Kinder Morgan, Inc.
1001 Louisiana Street, Suite 1000
Houston, Texas 77002

July 11, 2013
VIA EDGAR
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention: Jennifer Thompson
Accounting Branch Chief

Re:	Kinder Morgan, Inc.
Form 10‑K for the Fiscal Year Ended December 31, 2012
Filed March 1, 2013
File No. 0-35081

Ladies and Gentlemen:

In this letter, we set forth our response to the comments contained in the letter from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 26, 2013, with respect to the above-referenced filing. For your convenience, we have repeated in bold type each comment exactly as set forth in the June 26 comment letter. Our response to each comment is set forth immediately below the text of the applicable comment.

Items 1 and 2. Business and Properties, page 5

Recent Developments, page 6

1.	We have reviewed your response to comment one in our letter dated June 5, 2013 and have the following additional comments:

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You indicate that your disclosure under the heading “Recent Developments,” taken as a whole, provides readers with an adequate understanding of the drivers of KMP’s expected year-over-year growth. We agree that the detailed disclosure under the heading “Recent Developments” indicates a general trend of growth from 2012 to 2013; however, it remains unclear to us that this disclosure provides context for understanding the magnitude of expected growth. Please explain in more detail how you considered the guidance in Item

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July 11, 2013

10(b)(3) of Regulation S-K when determining that the current disclosure provides readers with an adequate understanding of the drivers of KMP’s expected year-over-year growth. Please consider whether providing a brief summary of aggregate changes, such as the total increase in throughput or processing capacity, would contribute to investors’ understanding of the expected magnitude of growth.

Response: In providing disclosure regarding our outlook for the coming year, we carefully consider the guidance in Item 10(b)(3), including our responsibility to provide adequate disclosure to facilitate the reader’s understanding of the significant drivers of KMP’s expected year-over-year growth.

KMP has a portfolio comprised primarily of stable, fee based energy infrastructure assets diversified among five business segments, which provide KMP with a largely stable cash flow base; therefore, KMP’s year-over-year growth is significantly driven by acquisitions and expansion projects. Accordingly, we included descriptions of KMP’s more significant acquisitions and expansion projects on pages 6 to 12 of Item 1 in KMI’s 2012 Form 10‑K to provide the context for its projected increase in distributions. In KMI’s 2012 Form 10‑K, we described the following 14 investments, by segment, projected to most significantly affect KMP’s year-over-year growth:

Natural Gas

•	Sale of the FTC asset group

•	Acquisition of EPMIC

•	Acquisition of remainder of Tennessee Natural gas pipeline system

•	TGP’s Northeast Supply Diversification expansion project

•	TGP’s Marcellus Pooling expansion project

•	TGP’s Northeast Upgrade project

Products

•	Parkway Pipeline expansion project

•	KMCC expansion project

•	KMCC Sweeney lateral expansion project

•	West Coast Terminals Carson expansion project

CO2

•	Doe Canyon expansion project

•	St. Johns expansion project

Terminals

•	BOSTCO expansion project

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July 11, 2013

Kinder Morgan Canada

•	Disposal of Express

For each of the relevant recent developments, we generally disclose, as applicable, (1) the size of the projected capital expenditure for expansion projects, (2) the projected timing of the project coming on line, (3) certain relevant operational information such as storage capacity and/or miles of pipeline, (4) relevant contractual terms, (5) the magnitude of historical results for assets being divested, (6) other contextual information regarding the nature of the project such as regulatory matters, geographical information, etc. We believe this extensive detail provides readers the appropriate context to understand the most significant drivers of projected year-over-year growth. As discussed in our letter to the Staff dated June 19, 2013, on a prospective basis we will include in the Outlook discussion, to the extent applicable, a cross-reference to the “Recent Developments” discussion, including, to the extent applicable, highlighting for our readers which of the recent developments are expected to most significantly impact the forecasted changes in our business.

We believe these detailed descriptions of KMP’s acquisitions and expansion projects provide readers an adequate understanding of our growth, as a significant portion of our year-over-year growth results from acquisitions and expansion projects. While, for the reasons described below in our response to the second bullet point, we do not provide specific economic return assumptions associated with each acquisition or expansion project, individually or in the aggregate, we do provide significant information regarding each project, as described above, to enable the reader to understand the nature, magnitude and timing of each of KMP’s investments. We believe this is more useful than providing macro-level capacity, throughput or similar guidance because, in our experience, such individual metrics do not closely correlate with our aggregate year-over-year results, given the diversity and stability of KMP’s operations. Furthermore, our management does not utilize such macro-level metrics for purposes of estimating KMP’s expected year-over-year growth.

As an example of KMP’s stable, fee-based energy infrastructure assets, the majority of the fees generated by KMP’s interstate natural gas pipelines are in the form of capacity reservation charges pursuant to take-or-pay contracts with an average remaining life of 6 years. Thus, increases in throughput or capacity (with the exception of increases attributable to acquisitions and expansion projects supported by new or existing contracts) are not necessarily predictive of the near-term financial results of these assets. Further, KMP has a diverse portfolio of five business segments that operate independently, have different contract structures and often multiple growth drivers across segments (with acquisitions and expansions usually being the most significant). For example, as we describe in Item 7, the factors impacting the year-over-year results of the assets comprising KMP’s terminals segment generally

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differ due to the wide array of liquid and bulk commodities handled or stored at KMP’s facilities. The factors impacting KMP’s CO2 segment are different from those affecting its terminals segment and include CO2 volumes delivered, crude oil production, the market prices of crude oil, natural gas liquids and CO2 and KMP’s average hedged oil price. Ultimately, there is no single set of operational metrics (e.g., capacity, throughput volumes, etc.) or economic metrics (energy demand, commodity prices, etc.) that serve as good indicators in predicting KMP’s overall growth or evaluating the risk inherent in management’s predictions. While such metrics may be useful in certain contexts, it may not be accurate to suggest to our readers that such metrics actually drive KMP’s year-over-year projections, or that management primarily uses such metrics in estimating KMP’s projected results. We understand that such metrics may be relevant for high-level, multi-year planning, but we generally do not provide such guidance and do not primarily rely on these metrics in developing year-over-year growth projections.

We believe our current disclosures, along with the prospective enhancements agreed to in our prior correspondence with the Staff, are in compliance with Item 10(b), and we therefore do not propose any further disclosure.

•
Please confirm that you will highlight to your investors the transactions that have the most significant impact on your growth and, if possible, quantify the percentage of the expected growth attributable to these most significant transactions. For example, your response indicates that the primary driver of KMP’s growth is the full year impact of drop-down transactions completed in 2012, combined with a partial year impact from drop-down transactions to be completed in 2013.

Response: As discussed in our letter to the Staff dated June 19, 2013 with respect to KMI, we confirm that, in future filings, we will include in the Outlook discussion, to the extent applicable, a cross-reference to the “Recent Developments” discussion, including highlighting for our readers which of the recent developments are expected to most significantly impact the forecasted changes in our business. For example, as applicable, we may include a statement such as “The expected growth in KMP’s business in 2013 is due largely to the combined effect from all of the related recent developments, with the most significant impact coming from the full year impact of drop-down transactions completed in 2012, combined with a partial year impact from drop-down transactions to be completed in 2013.”

As discussed in our letter to the Staff dated June 19, 2013 with respect to EPB, we do not expect to provide disclosure quantifying in dollar or percentage terms, the expected contributions to incremental cash distributions or earnings for the transactions discussed on an individual basis or for a subset of these transactions. Similarly for KMP, we believe that quantifying and disclosing such information for

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KMP would be beyond the requirements of Item 10(b) of Regulation S-K, and that such disclosure could place us at a disadvantage relative to a variety of groups, including claimants in a rate case, and competitors for potential acquisitions and expansion projects. We believe it is important to our investors that we avoid offering a degree of insight that could place us at such a disadvantage.

We believe our disclosure, including the proposed enhancements discussed above, provides readers with an appropriate understanding of the drivers of our expected year-over-year growth.

•
Please tell us how you considered Item 10(b)(3)(i) of Regulation S-K. Specifically, tell us where you have provided cautionary language regarding reliance on these projections and disclosed management’s intention regarding the furnishing of updated projections. Additionally, please confirm your understanding that if management knows or has reason to know that its previously disclosed projections no longer have a reasonable basis, it will make full and prompt disclosure of this fact. Refer to Item 10(b)(3)(iii) of Regulation S-K.

Response: In our introduction to Item 7, we caution readers about uncertainties affecting forward-looking statements (specifically referring to, among other things, our Recent Developments discussion, of which “Outlook” is a part) and direct readers to Risk Factors and to the section of Item 7 captioned “Information Regarding Forward-Looking Statements,” which appears on pages 90-91 of our 2012 Form 10‑K. In that section, we describe factors that could affect our results as compared to forward-looking statements, also referring the reader to Risk Factors, and we caution that the reader “should not put undue reliance on any forward-looking statements.” We also disclaim any obligation to update forward looking statements except as required by law.

We confirm our understanding of the requirements of Item 10(b)(3)(iii). In future filings, as applicable, we will also include disclosure substantially similar to the following in our outlook discussion:

Our Outlook for 2013 is not a guarantee of performance. This Outlook involves risks, uncertainties and assumptions. Further, many of the factors that will determine these results are beyond KMI’s ability to control or predict. Because of these uncertainties, it is advisable to not put undue reliance on any forward-looking statement. Please read our Risk Factors for more information. We plan to provide updates to our Outlook when we believe previously disclosed projections no longer have a reasonable basis.

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•
Finally, please disclose or provide a cross reference to a brief explanation of how available cash is calculated and management’s most significant judgments when estimating available cash, including changes in reserves. We believe it is important to highlight areas of significant judgment underlying your projection of cash distributions per share.

Response: It is important to note that KMP’s partnership agreement, as we disclose, requires it to distribute 100% of KMP’s available cash to its partners on a quarterly basis. The calculation of KMP’s available cash is largely objectively determinable, and the amount of excess cash flow (a measure of “changes in reserves”) above KMP’s projected cash distribution is not significant. We refer you to page 56 of KMP’s 2012 Form 10‑K under the heading, “Distributable Cash Flow,” for a brief explanation of our available cash calculation. Available cash, as defined in KMP’s partnership agreement, generally consists of all KMP cash receipts, less cash disbursements and changes in reserves. Distributable cash flow, sometimes referred to as DCF, is an overall performance metric we use as a measure of available cash.

Except as discussed below, our projection of 2013 DCF did not require significant judgments other than those judgments inherent in projecting GAAP pre-tax income, including depreciation, depletion and amortization expense (“DD&A”). Projected DCF is generally calculated as projected GAAP pre-tax income before certain items plus projected DD&A (including KMP’s proportionate share of equity method investees’ DD&A) less projected cash taxes and projected sustaining capital expenditures (including KMP’s proportionate share of equity method investees’ sustaining capital expenditures).

There is some judgment applied in estimating sustaining capital expenditures primarily related to the identification, quantification and scheduling of those sustaining capital expenditures to be undertaken in the coming year. Sustaining capital expenditures are defined in KMP’s partnership agreement as capital expenditures which do not increase the capacity of an asset. Sustaining capital expenditures, including KMP’s proportionate share of equity method investees’ sustaining capital expenditures, forecasted for 2013 are disclosed and defined on page 75 of KMP’s 2012 Form 10‑K under the heading “Capital Expenditures.”

Due to the stable nature of long-term contractual cash flows from KMP’s existing assets, and the largely long-term contractual cash flows from new projects, KMP distributes virtually all of its DCF, and the amount of excess cash flow (a measure of “changes in reserves”) above KMP’s projected cash distribution is not significant in any given year.

We believe our current disclosures as described above, including those in the Outlook and Recent Developments in Item 1, Management’s Discussion and Analysis in Item

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7, GAAP financial statements in Item 8 within KMP’s 2012 Form 10‑K provide readers with an adequate understanding of the calculation of DCF, which is an overall performance metric we use as a measure of available cash.

Further, we acknowledge that:

•	Kinder Morgan, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Kinder Morgan, Inc. may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any member of the Staff has any questions regarding the foregoing, or desires further information or clarification in connection therewith, please contact the undersigned at (713) 369-9470.
Very truly yours,

Kinder Morgan, Inc.

By:    /s/ Kimberly A. Dang
    Kimberly A. Dang
    Chief Financial Officer